P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

September 20, 2012

VIA EDGAR CORRESPONDENCE

Karen Rossotto

Alison White

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (File Nos. 033-00507, 811-04419)
Transamerica Funds (File Nos. 033-02659; 811-04556)

Dear Ms. Rossotto and Ms. White:

On behalf of Transamerica Funds and Transamerica Series Trust (each a “Registrant” and together, the “Registrants”), we are filing this letter to respond in writing to the Staff’s comments on the preliminary copy of the Notice of Meeting, Joint Proxy Statement, and Form of Proxy Card (together, the “Preliminary Joint Proxy Statement”), filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2012, to be used in connection with a Special Meeting of Shareholders of each Registrant to be held on October 29, 2012. The Staff’s comments were provided to us orally via telephone on August 15, 2012 with Ms. White and on August 23, 2012 with Ms. Rossotto.

Below are the Staff’s comments on the Preliminary Joint Proxy Statement and the Registrants’ responses thereto.

Comment 1:       With respect to the shareholder letter and the proposal to approve a new investment advisory agreement, please explain why the investment advisory fees will not increase.

Response:           There will be no increase in the advisory fee rate under any Fund’s new investment advisory agreement. Each Fund’s advisory fee schedule will remain the same. As disclosed in the proxy statement, the new investment advisory agreement will permit certain Funds to bear certain expenses previously borne by the Funds’ investment adviser, but there is no present intention for the Funds to bear more or different expenses under the new investment advisory agreement than they currently bear.

Comment 2:       Please provide the information required pursuant to Item 22(a)(3)(ii) in a tabular format.

Response:           As each Fund is voting on Proposals I, II and III, the Registrants do not believe such a table is required. The Registrants have made revisions to the summary of the proposals in the Questions and Answers section to make clear that shareholders of each Fund are being asked to vote on each of the three proposals.

Comment 3:       With respect to Proposal 2 in the Questions and Answers section, please include a statement that the Fund expenses could increase.

Response:           The Registrants have made revisions consistent with the Staff’s comment.

Comment 4:       With respect to the Questions and Answers section, please discuss how the costs of preparing, printing and mailing the joint proxy statement as well as soliciting proxies will be allocated among the series of the Registrants.

Response:           The Registrants have made revisions consistent with the Staff’s comment.

Comment 5:       With respect to Proposal 1 – To Elect Board Members - Please revise the first sentence of paragraph 4 to indicate that each Trustee’s term of office will commence if board members are elected by shareholders.

Response:           The Registrants have made revisions consistent with the Staff’s comment.

Comment 6:       In the caption entitled “Information about the Nominees”, there is an asterisk for the Term of Office and Length of Time Served, but there isn’t a corresponding footnote.

Response:           The Registrants have included the corresponding footnote.

Comment 7:       Please include the retirement age for the nominees in the body of the proxy statement.

Response:           The Registrants have made revisions consistent with the Staff’s comment.

Comment 8:       Is the Lead Independent Board Member also the chair of the Audit and Nominating Committees?

Response:           No. The Registrants note that those committees are chaired by other Independent Board Members.

Comment 9:     With respect to the Chief Compliance Officer’s compensation, please disclose the portion of the compensation paid by each Fund if it is greater than $60,000 pursuant to Item 22(b)(13).

Response:           No Fund paid the Chief Compliance Officer aggregate compensation in excess of $60,000.

Comment 10:   Please explain why ten current board members are being re-elected while they are currently serving indefinite terms.

Response:           The Registrants believe that this is the appropriate opportunity to allow Fund shareholders to vote on the full slate of Nominees, including those Nominees currently serving as Board Members.

Comment 11:     With respect to the “Reason for Proposed Election of Nominees”, please disclose the percentage of current Board members that have been elected by shareholders and the names of those Board members.

Response:           The Registrants have made revisions consistent with the Staff’s comments.

Comment 12:     With respect to the experience, qualifications, attributes or skills of each Nominee, discuss in light of the Registrants’ business and structure. The disclosure should cover more than the past five years if material.

Response:           The Registrants believe the disclosure briefly discusses the specific experience, qualifications, attributes and/or skills of each Nominee as required by Item 22(b)(3)(i).

Comment 13:    With respect to the caption entitled “Nominating Committee”, please discuss the processes that are followed to address nominations made by the Registrants’ shareholders.

Response:           The Registrants have made revisions consistent with the Staff’s comments.

Comment 14:     With respect to the New Advisory Agreement, in the first sentence of the second paragraph of Proposal II, please supplementally explain how the New Advisory Agreement reflects current industry practices.

Response:           The Registrants are taking this opportunity to standardize the terms of the Funds’ investment advisory agreements and to update these agreements. The New Advisory Agreement reflects, consistent with recent regulatory initiatives, an increased role for the Fund’s Board particularly in areas where the Investment Adviser may have a conflict in providing services to the Fund.

Comment 15:     With respect to the New Advisory Agreement, the new agreement will permit certain funds to bear costs previously borne by the Investment Adviser. Please make this statement more prominent. Please revise the last sentence of the second paragraph of the introduction to Proposal II to read as follows: “Notwithstanding the expanded and clarified language, there is no present intention for any of the Funds to bear any expenses under the New Advisory Agreement that they do not currently bear under the Current Advisory Agreement, although the Funds could bear these additional expenses in the future.”

Response:           In response to Comment 3 above, the Registrants have added disclosure to the Questions and Answers section to highlight that the New Advisory Agreement will permit certain Funds to bear certain expenses previously borne by the Investment Adviser. In addition, the Registrants have made the requested change to the second paragraph of the introduction to Proposal II.

Comment 16:     Please discuss what expenses would be borne by the Funds under the New Advisory Agreement and whether these expenses are borne by the Funds under the Current Advisory Agreements.

Response:           The Registrants believe that the expense discussion under the heading “Expenses” in Proposal II, along with the side-by-side comparison of the expense provisions of the New Advisory Agreement and the Current Advisory Agreements in Appendix I, provides a general comparison of these expense provisions.

Comment 17:    With respect to the paragraph 2 in the caption entitled “Investment Adviser”, please disclose the Investment Adviser’s ownership structure in a tabular format in an Appendix rather than in paragraph form.

Response:           The Registrants note that the Investment Adviser’s ownership structure is presented in paragraph form in the Funds’ statutory prospectuses. As Fund shareholders are familiar with this presentation, the Registrants have determined to continue to present the Investment Adviser’s ownership structure in paragraph form.

Comment 18:     With respect to the Comparison of Current Advisory Agreements to the New Advisory Agreement, please provide a side-by-side comparison. Also, please provide a summary of the Investment Adviser’s powers and duties under the New Advisory Agreement as compared to its powers and duties under the Current Advisory Agreement.

Response:           The Registrants note that they have included a general description of the terms of the New Advisory Agreement and a general comparison with the terms of the Current Advisory Agreements in paragraph form in the body of the proxy statement and a side-by-side comparison of certain key provisions of the New Advisory Agreement and the Current Advisory Agreements in Appendix I to the proxy statement. The requested comparison of the powers and duties of the Investment Adviser under the New and Current Advisory Agreements is already contained in both the body of the proxy statement and in Appendix I, largely under the heading “Investment Advisory Services.”

Comment 19:    With respect to the section entitled “Delegation to Sub-advisers” on page 17, please confirm supplementally that this delegation is consistent with the Investment Adviser’s Exemptive Order.

Response:           The Registrants so confirm.

Comment 20:    With respect to the section entitled “Fees” on page 17, please state that fees could increase if a fund purchased a master fund and the Investment Adviser did not waive fees.

Response:           The Registrants have made revisions consistent with the Staff’s comment.

Comment 21:     With respect to the section entitled “Expenses” on page 17, please confirm that the lists of expenses included in the Current Advisory Agreements are also non-exhaustive and that the enumerated advisory fees in the New Investment Advisory are the same as the advisory fees contained in the Current Advisory Agreements.

Response:           The Registrants so confirm. As disclosed in the proxy statement, the Registrant note that the lists of enumerated Fund expenses in the Current Advisory Agreements differ in some respects and are less extensive than the list contained in the New Advisory Agreement.

Comment 22:     The New Advisory Agreement does not specifically address the limitation of expenses. Will this have any impact on the Funds?

Response:         As disclosed in the proxy statement, the applicable Funds now have separate expense limitation arrangements. The Registrants note that the existing expense limitation arrangement for each applicable Fund is expected to continue under the terms, and for the period, set forth in the current expense limitation agreement for the Fund and the Fund’s Prospectus.

Comment 23:     Please confirm that there is no present intention for the Funds to bear additional expenses if this is the case.

Response:           Please see the response to Comment 1 above.

Comment 24:    With respect to the second paragraph on page 18, please explain why the following statement does not indicate an advisory fee increase given that employees of the Investment Adviser may be reimbursed by the Registrants for their out-of-pocket expenses: “The New Advisory Agreement gives the Board the authority to decide whether a Fund should pay its allocable shares of the compensation, and reimburse for its allocable share of out-of-pocket expenses, of an Interested Board Member who is not a director, officer or employee of the Investment Adviser, a sub-adviser or principal underwriter, or affiliate of any of the foregoing, or consultants, independent contractors or other persons who receive remuneration or other benefits from the foregoing.”

Response:          The Registrants note that the language in question relates to Interested Board Members who are not directors, officers or employees of the Investment Adviser. Accordingly, employees of the Investment Adviser may not be reimbursed by the Registrants for their out-of-pocket expenses.

Comment 25:    With respect to the third full paragraph on page 18, please describe how the terms of the New Investment Advisory Agreement described in this paragraph differ from the corresponding terms in the Current Advisory Agreement, if at all.

Response:           The Registrants have made revisions consistent with the Staff’s comment.

Comment 26:    With respect to the section entitled “Limitation on Liability” on page 19, please confirm that, in the Current Advisory Agreement, state law would govern only if the Current Advisory Agreement is silent on the standard of care to be applied.

Response:           The Registrants so confirm.

Comment 27:     With respect to the third bullet on page 20, please confirm that the advisory fees will remain the same under the New Advisory Agreement. This question relates back to comments previously made regarding the assertion that there will be no increase in advisory fees under the New Advisory Agreement.

Response:           Please see the response to Comment 1 above.

Comment 28     With respect to the sub-section entitled “Advisory Fees and Total Expense Ratios”, disclose how the Registrants’ fees compare to those of comparable investment companies. State whether the fees are generally higher or lower.

Response:           The sub-section in question is within the section on the “Board Evaluation of the New Advisory Agreement” and reflects what the Board considered, on a Fund-by-Fund basis, in approving the New Advisory Agreement so the sub-subsection will not be supplemented.

Comment 29:     The section entitled “Fallout Benefits” on page 22 states that the Investment Adviser will not realize “soft dollar” benefits from its relationship with the Funds, but the New Advisory Agreement states that it can. Please address this inconsistency.

Response:           The Registrants have made revisions consistent with the Staff’s comment.

Comment 30:     With respect to the third paragraph in the section entitled “Reasons for Proposal” in Proposal III, please clarify what is meant by “other authority”.

Response:           The Registrants note that “other authority” refers to the courts.

Comment 31:     With respect to the second full paragraph on page 24, please revise the last sentence to make clear that the revised policies will only take effect if approved by Fund shareholders.

Response:           The Registrants have made revisions consistent with the Staff’s comment.

Comment 32:     With respect to Proposal III.B – Real Estate - Please clarify the difference between the Registrants’ current and proposed new fundamental policies.

Response:           The Registrants have made revisions consistent with the Staff’s comment.

Comment 33:     With respect to Proposal III.C – Concentration - As the 1940 Act allows funds to concentrate their investments in a particular industry or group of industries, the proposed fundamental policy for each Fund cannot allow for flexibility and must specifically state whether the Fund’s investments will or will not be concentrated.

Response:           The Registrants have made revisions consistent with the Staff’s comment.

Comment 34:     With respect to the section entitled “Discussion of Proposed Modification”, municipal governments cannot be excepted from the proposed concentration policy as revenue bonds are subject to the industry concentration limit and must be counted as investments in the industry to which they are related. Please also remove the exception to the proposed policy for securities of other investment companies because, for purposes of analyzing concentration, the portfolio holdings of other investment companies held by the Funds must be examined.

Response:     The Registrants have not made the requested change regarding municipal governments. The Registrants are unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that require this change. The Registrants are also unaware of any support for this change in the views of the Staff with respect to industry concentration limits as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977).

The Registrants have, based on the Staff’s comment and without necessarily agreeing with the Staff’s position, made the requested change regarding securities of other investment companies.

Comment 35:     With respect to the section entitled “Discussion of Proposed Modification” in Proposal III.C(2) with respect to Transamerica Commodity Strategy, please supplementally explain what is meant by “commodity-related industries”.

Response:           The Registrants note that, under the revised concentration policy, the Fund will continue to reflect greater than 25% exposure to the group of industries represented in the Dow Jones – UBS Commodity Index.

On behalf of the Registrants, it is hereby acknowledged that:

—	the Registrants are responsible for the adequacy and accuracy of the disclosure in this filing;
—

the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrants from their responsibility for the adequacy and accuracy of the disclosure in this filing; and

—

the Registrants may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Should you have any questions or comments regarding this filing, please contact the undersigned at 727-299-1844.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Vice President and Senior Counsel
Transamerica Asset Management, Inc.